Akso Health Group

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building

No. 44, Moscow Road , Qianwan Bonded Port Area

Qingdao Pilot Free Trade Zone, China (Shandong)

May 22, 2025

VIA EDGAR

Attn: Jenna Hough and Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akso Health Group Amendment No. 2 to Registration Statement on Form F-3 Filed November 26, 2024 File No. 333-277351

Dear Jenna Hough and Donald Field,

Akso Health Group (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on January 30, 2025 regarding the Company’s Amendment No. 2 to Registration Statement on Form F-3 filed on January 6, 2025 (the “Amendment”) and addressed to Linda Wang (the “Staff’s Letter”).

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1. We note your discussion regarding cash transfers throughout your organization. Please revise to state on the prospectus cover page, as you do on page 7, that you do not maintain cash management policies that dictate how funds are transferred. Provide a cross-reference to the discussion of this issue in the prospectus summary.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the cover page accordingly.

Prospectus Summary, page 1

2. Please revise to provide a summary of risk factors, and disclose the risks of your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page number) to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. With each summary risk factor, please provide a cross-reference to the relevant individual detailed risk factor. In this regard, we note that you appear to have included a summary of risk factors section in the risk factors section on page 28 versus in the prospectus summary. Please relocate the summary of risk factors to the prospectus summary and ensure that it complies with the included guidance.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have relocated the summary of risk factors to the prospectus summary accordingly.

Permissions Required from the PRC Authorities for the Operations and Securities Offerings of PRC Subsidiaries and Consolidated Affiliated…, page 3

3. We note that you cite reliance on the Hebei Changjun Law Firm as counsel for your conclusions regarding permissions and approvals to operate your businesses in China and to conduct this offering. Please file a consent of Hebei Changjun Law Firm as an exhibit.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have filed a consent of Hebei Changjun Law Firm as an exhibit to the registration statement.

Corporate Structure, page 17

4. We note your disclosure that you own 51% and 50%, respectively, of We Healthy Limited (Hong Kong) and Tianjin Wangyi Cloud Technology Co., Ltd. Please revise the chart or add footnote disclosure to identify the persons or entities that own the remaining equity of each entity.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our corporate structure chart accordingly to include the 49% shareholder of We Healthy Limited. In addition, since the filing of the Amendment, we have acquired the remaining 50% of Tianjin Wangyi Cloud Technology Co., Ltd., which is also now reflected in the updated corporate structure chart.

Enforceability of Civil Liabilities, page 99

5. Please revise this section to identify the directors, officers, or members of senior management who are nationals or residents of the PRC. Please also provide a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the Enforceability of Civil Liabilities section accordingly.

Item 10. Undertakings, page II-2

6. We note your response to prior comment 2 and reissue in part. We note your annotation and footnote in the exhibit index that you intend to rely on Section 305(b)(2) of the Trust Indenture Act. Please also revise to include the undertaking contained in Item 512(j) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the footnote in the exhibit index accordingly.

If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings please do not hesitate to contact us.

Sincerely,

Akso Health Group

By:	/s/ Yilin (Linda) Wang
Name:	Yilin (Linda) Wang
Title:	Chief Executive Officer

cc:

Hunter Taubman Fischer & Li LLC

Joan Wu, Esq. (jwu@htflawyers.com)

Charles Tan, Esq. (ctan@htflawyers.com)

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